UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 17, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

QAD Inc.

File No. 5-57385 – CTR#3478

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QAD Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Schedule 13E-3 filed on August 2, 2021.

Based on representations by QAD Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit (c)(ii)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Associate Director
Division of Corporation Finance